BLACK BIRD BIOTECH, INC.

11961 Hilltop Road, Suite 22

Argyle, Texas 76226

February 15, 2023

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Gregory Herbers

Re:	Black Bird Biotech, Inc. Registration Statement on Form S-1 File No. 333-269630

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Black Bird Biotech, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission take such action as may be necessary and proper in order that the Registration Statement on Form S-1 (Registration No. 333-269630) (the “Registration Statement”), be declared effective at 9:00 a.m. (Washington, D.C. time), on February 17, 2023, or as soon thereafter as practicable.

Please call Eric Newlan at (940) 367-6154 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Fabian G. Deneault

Fabian G. Deneault
President